Exhibit 99.1

PRESS RELEASE

INTESA SANPAOLO: BANK MERGERS

Torino, Milano, 9th March 2007 – Upon Consob’s request, Intesa Sanpaolo communicates the following:

•             Intesa Sanpaolo confirms that its stake (18.6%) in Banca CR Firenze s.p.a. (“Carifirenze”) is surely relevant and that this investment is being carefully and constantly evaluated also in the light of the possible evolution of the Group’s strategy in the area where Carifirenze operates;

•             it is still underway the arbitration with Ente Cassa di Risparmio di Firenze regarding the validity of a call option for a further stake of 10.78%;

•             at the moment, no merger hypothesis with Carifirenze has been defined; therefore, any news relating to Intesa Sanpaolo purchasing the shares owned by Ente Cassa di Risparmio di Firenze and subsequently launching a mandatory public offer on the Carifirenze shares is groundless.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation  of an offer to purchase, sell or exchange any securities.  The shares of Intesa Sanpaolo S.p.A. may not be  offered or sold in the United States except pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to a valid exemption from registration.

Investor Relations (Andrea Tamagnini)	Media Relations (Costanza Esclapon)
+39.02.87943180	+39.02.87963531
investor.relations@intesasanpaolo.com	stampa@intesasanpaolo.com

www.intesasanpaolo.com